

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

January 14, 2014

Via E-Mail
H. Lawrence Webb
Chief Executive Officer
The New Home Company LLC
95 Enterprise, Suite 325
Aliso Viejo, CA 92656

> **Re: The New Home Company LLC**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed December 17, 2013**
> **File No. 333-189366**

Dear Mr. Webb:

We have reviewed the above-captioned filing and have the following comments.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 62
Liquidity and Capital Resources, page 85

1. We note the additional disclosures you provided in response to comment 4 in our letter dated January 7, 2014. Please expand this disclosure to provide investors with quantified information for your anticipated sources of cash flow for the next 12 months. As previously requested, please provide a discussion and analysis of your anticipated uses of cash flows for the next 12 months, which should include quantified information. For any sources or uses of cash that materially differ from your historical cash flows, please provide investors an understanding as to why.

Index to Consolidated Financial Statements, page F-1
Notes to Pro Forma Financial Statements, page F-6

2. We note that you have included an adjustment to your fiscal year 2012 pro forma statement of operations to recognize the remainder of the stock-based compensation associated with the fiscal year 2010 awards due to the performance condition being met in connection with your offering. Please tell us your consideration of the guidance in Article 11-02(b)(5) of Regulation S-X regarding this adjustment. In this regard, Article 11-02(b)(6) of Regulation S-X requires the transaction that is the subject of an adjustment to have a continuing impact. It does not appear that the adjustment for the fiscal year 2010 stock-based compensation awards will have a continuing impact on your consolidated statement of operations.

3. We note your disclosure on page F-15 that the vested share based units will be converted to common stock of the Delaware corporation. Please disclose the number of shares the share based units will convert into and how you determined the conversion rate. If the conversion rate is stated in an agreement, please disclose this fact and ensure the agreement is filed as an exhibit to your Form S-1. Please refer to your response to comment 8 in our letter dated January 7, 2014.

The New Home Company LLC and The New Home Company Predecessor Financial Statements
1. Organization and Summary of Significant Accounting Policies, page F-13
Restatement, page F-15

4. We note your responses to comments 6 and 7 in our letter dated January 7, 2014. Please provide us with a copy of the signed LLC/Operating Agreements from fiscal year 2010 that provides the details of the terms of the Promote. In this regard, we note your statements in your July 16, 2013 letter specifically stating that there are no vesting requirements associated with equity interests and your revised disclosure stating that after a reevaluation of the agreements, management has determined that there are service and performance based vesting conditions. As part of your response, please tell us the relevant sections of the agreements supporting your accounting.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: J. Gerard Cummins, via e-mail